Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

Cinergy Stock Last Week: High - 41.93 | Low - 41.17      • 52 Week: High - 43.60 | Low - 36.20

June 1, 2005

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GE Energy of Atlanta, Ga. was the winner of this year’s Overall Sustainable Supplier Award, presented by Cinergy last Friday at the Excellence in Sustainability Conference and Awards Program in Indianapolis. GE Energy employs more than 39,000 and hits on all cylinders when it comes to Environmental Improvement, Social Responsibility, and Economic Progress. Workplace Quality is another category that Cinergy adds to its criteria, and GE Energy is apparently on the ball in that area, too.

By rewarding and encouraging our suppliers to follow the path of sustainability, Cinergy hopes to create a more sustainable world.

strategically speaking

Propagating sustainability

The idea behind sustainability is that the goals of business and society are complementary. If growth is good for business, then business should help create the conditions that help society grow-a better environment, higher quality of life, and economic progress. In doing that, we are working in our own self-interest. We are creating paths to future markets. Cinergy sets great store by its strategic program of sustainability, which includes workplace quality and ethics and governance, as well.

But it doesn’t want to be out there alone.

The Excellence in Sustainability Conference and Awards Presentation held in Indianapolis May 27 (see Excellence in sustainability, below) was meant to honor customers, employees, and suppliers who get high marks for their effort to raise the quality of life in their respective communities. Such people and organizations make the world a better place. But there is more to it than a deserved pat on the back. In holding conferences like this, Cinergy wants to gather like-minded people and industries who can compare their experiences. The cross-pollination that follows can work to strengthen the whole sustainability movement.

Dawn Horth, manager, Environmental Services, organized the conference, but for her the real work is just now beginning. “Now I need to study all the entries in detail,” she reports. “There are ideas in each entry, things we could be doing to improve our own efficiency, or aid our communities, or help our environmental programs. One value of an awards program like this is that it brings us face-to-face with some of the best in the nation.”

There are those who believe that the gathering movement toward sustainability might symbolize a change in society as profound as the agricultural and industrial revolutions of the this week’s headlines

Excellence in sustainability

Cinergy, Duke file merger approval application in Ohio

Duncan resigns

What others are saying . . .

Process streamlined for pain-free budgeting

Is Cinergy.com for the birds? You betcha!

Saluting our 2005 graduates

Memorial Day tribute to our veterans

Representative Behning speaks to Grasssroots

Donate items now for UW East silent auction

Cinergy Solutions of Rochester keeps on giving

Expedia Corporate Travel for business users only

Plainfield Audix system to be out briefly

Tip to live well

past, that it will be a gateway to a world characterized by a higher quality of life than we have ever seen before. Such speculation is, of course, easy to make in the heat of the moment. In the past, transitions between eras have taken generations and it is far too early to know whether sustainability will take hold and survive for another decade, let alone generations to come. Yet, those who study such things point out that the expectations of society tend to grow higher over time. If business means to remain relevant (and profitable) it must serve society’s interests and meet its expectations. Sustainability is a key to both goals.

industry news

Shaw Group, Alstom to install scrubbers at Duke Energy plant

FERC approves NiSource terms for supplying power to NIPSCO

Heritage Foundation: energy bill now in Senate’s hands for resolution

Motley Fool: investors should take note of possible PUHCA demise

Midwest expected to have enough power to get through summer

McCain, Lieberman add technologies provision to climate change bill this week’s headlines

Excellence in sustainability

Cinergy recognized three categories of excellence May 27, presenting several awards at a special conference in Indianapolis to those who best exemplify principles of sustainability among customers, employees and suppliers.

Sustainability, a term coined in 1987, refers to policies that brighten the future of businesses and the communities they serve. Cinergy began looking at its business in a sustainable way in 2003, and has been named to the Dow Jones World Sustainability Indexes for two straight years, one of only three utility companies in the United States so named.

General Manager, Business Services Dana Moses recognized Cummins Engine of Columbus Indiana for customer excellence in sustainability. Cummins is considered best-in-industry when it comes to air emissions reduction research.

In the employee category, General Manager, Inclusion Strategies Suzane Bradley presented Employee Heritage Awards to Sr. Clerk Gina Patt, Zimmer Station, for her “boxes to soldiers” program; and to Maintenance Service Team Member Mike Laytart, East Bend Station, for his involvement in wildlife care on station property.

Suppliers, recognized by Vice President of Federal Affairs, Environmental Strategy and Sustainability John Stowell, included Hewitt Associates of Lincolnshire, Ill. for economic progress; Motorola of Schaumberg, Ill. for social responsibility; Black Beauty Coal Company, Evansville, Ind., for natural resources stewardship (honorable mention); Air Products, Allentown, Pa. for employee responsibility (honorable mention); Foster Wheeler Global Power Group, Perryville, N.J., for emergency preparedness and response (honorable mention); and GE Energy, Atlanta, Ga., as overall sustainable supplier.

Cinergy, Duke file merger approval application in Ohio

Cinergy Corp. and Duke Energy today filed an application with the Public Utilities Commission of Ohio seeking approval of their merger agreement by the end of 2005.

In the application, the companies said the transaction will be seamless for the customers of Cinergy’s Ohio subsidiary, The Cincinnati Gas & Electric Co., and creates a financially stronger organization that will continue CG&E’s long record of reliable electric and gas service to its customers at reasonable rates. The combined company also pledges to continue to support economic development and philanthropic activities in its Ohio service area.

“Our Ohio customers will continue to experience high quality service, and we will continue to be a major participant in the community,” says Greg Ficke, president of CG&E.  “In the years after the transaction is completed, efficiencies and economies of scale from the larger company will provide benefits to both customers and shareholders.”

Cinergy and CG&E will continue to have a major presence in Cincinnati, which will continue to be the headquarters for Cinergy’s regulated operations in Ohio , Indiana and Kentucky , as well as the headquarters of CG&E.

The merger will have no effect on the regulation of gas and electric distribution service by the PUCO, and CG&E’s customer rates will continue to be set by the PUCO.  “This transaction will provide significant long-term benefits for CG&E’s customers and is in the public interest.  As demonstrated by the original Cinergy merger, we have a track record of delivering on the promises we make to the communities we serve, our regulators and other stakeholders,” says Greg.

This is the first of several regulatory filings regarding the merger that will be made in the next several weeks and months at the state and federal level.

Duncan resigns

Foster Duncan, executive vice president and CEO of the Commercial Business Unit, is resigning from the company to pursue other opportunities.

Effective immediately, Michael Cyrus becomes executive vice president and CEO of the CBU, and will assume responsibility for all of the company’s commercial businesses and power operations.

John Procario, senior vice president and chief operating officer of the Regulated Business Unit, takes responsibility for all of the RBU’s operating functions and will report directly to Jim Rogers. Todd Arnold, vice president, Customer Care, Leigh Pefley, vice president, Revenue Management, and Steve Schrader, vice president, Financial Operations and CFO, now report to John, in addition to his current direct reports.

The RBU’s regulatory and government affairs functions are being led by Greg Ficke, president of CG&E, and Kay Pashos, president of PSI Energy, both reporting directly to Jim Rogers. Jim Gainer, vice president, legislative and regulatory strategy, Jack Steffen, vice president, rates, and John Stowell, vice president, federal affairs, environmental strategy and sustainability, will continue to work with Greg and Kay as the regulatory and public policy team.

What others are saying . . .

Often there is information written or broadcast about Cinergy and the utility industry in different media. And on occasion, that information will be presented in Cinergy Now. The following are reports from some of the analysts tracking the utility industry. Comments are presented here for informational purposes only. Prior to making any investment decision, individuals are encouraged to consult with an investment advisor and to review all relevant material, including written documents, pertaining to the investment. The items below are presented to indicate what is being printed about transactions, our company, and our industry, and what the public is reading. Cinergy does not necessarily endorse the views presented.

“We are concerned about value destruction through M&A. As we have spent a bit of time writing and talking about this past week, we believe the prospect of M&A picking up, and a consolidation trend emerging, should not be considered a positive development for the industry. There are several challenges before utilities merging. Regulatory risk is the most significant challenge, as keeping synergies to support deal economics is less than easy. In addition, the time it takes to close a deal, combined with what can be thin strategic rationale (as the deals that should happen don’t seem to, with the scratch your head merger being more commonplace) are other challenges. We think the pace of deals is likely to be measured. We do not expect there to be a rash of deals, but rather, we are calling for two more mergers in 2005 at most. We believe the challenges to successfully doing a deal, combined with other factors, will slow the flow of mergers. With the sector up big since January 2003, momentum could stall. Should consolidation emerge as the next big strategic theme, and deals begin to happen at a more rapid pace than we expect, we would not be bullish on the prospects for utility stocks. We do not believe transactions are likely to prove credit destructive, but we do think the sector performance could cool off if M&A gets hot.” — Deutsche Bank.

“The third big utility M&A in six months was when Warren Buffett’s utility/energy company MidAmerican announced an agreement to acquire the regulated assets of Scottish Power’s U.S. subsidiary PacifiCorp, a multistate Western integrated utility. What’s new about this merger? The acquired company is fully regulated—not the case with PEG (to be acquired by EXC) or CIN (to be acquired by DUK). Also, in the West we had thought Western companies to be less likely targets because of distance, generally smaller size, dependence on volatile hydro and gas generation. What’s similar to other two mergers? Underperforming assets that mean a bigger balance sheet, better operator, and/or and patient investor has a reasonable chance to improve. Major cap ex that could strain the smaller company but much less the combined company, which often can pay in cash or stock and is looking for reasonably profitable investments (coal plants at CIN, nuclear at PEG, coal and transmission at PacifiCorp.) In general, the entire industry over time faces rising cap ex, in our view, that could well raise the possibility of a merger for many if not most companies, especially smaller ones and those with weaker balance sheets. Clearly it is a highly fragmented industry with still the longest times to get approval for mergers of any industry, but that doesn’t seem to be stopping the M&A interest. We note that not all bids make winners out of the target, i.e. CIN’s case, in our view. While there has clearly been a pick-up in M&A activity, it is hard to invest purely on an M&A theme – but if a stock screens well on the right criteria, the possibility of a takeout is hard to ignore. See exhibits inside for details on criteria for potential sellers and buyers. Industry View: Cautious. Historical tendency of the electrics is to underperform in a rising interest rate environment. Relative P/E is near the top of 15-year range, which may be difficult to sustain given our view of rising capex and declining margins for many utilities over the next several years.” — Morgan Stanley

“Following the May 24 announcement that MidAmerican Energy had reached agreement to purchase PacifiCorp from Scottish Power, which marked the third merger announcement of late 2004-2005, it appears as though the industry may be going through (and we are loathe to use this terminology) Merger-Mania-Round 2. We consider the strategic rationale for the latest round of mergers to be relatively weak and to lack consistency other than the creation of some of the largest companies in the sector . . . The pending Exelon purchase of Public Service Enterprise Group makes some strategic sense given EXC’s ability to improve the nuclear performance at PEG, but the Duke Energy /Cinergy and Mid-American/PacifiCorp mergers seem to be driven simply by willing buyers and sellers and the creation of energy behemoths, in our opinion. In addition, we caution that these mergers could face regulatory obstacles in meeting PUCHA interconnection requirements . . . Merger Mania Round 1, which took place in the mid-1990’s and saw roughly 50 acquisitions/mergers of electric and gas utilities, seemed to be driven by strategic purpose and necessity. The electric and gas utilities were positioning themselves for the expected deregulation of the two industries and if one didn’t act quickly the most beneficial partners could be merged with the competitors . . . Despite well-known and outlined criteria during Merger-Mania Round 1, takeover predictive accuracy was relatively weak across the Street. Many companies highlighted as takeover targets ended up acquiring others and companies highlighted as acquirers ended up involved in mergers of equals. The significant premiums were generally paid for smaller regulated distribution-oriented companies. The underlying factor enabling transactions was not necessarily the most strategic combinations, rather simply, the willingness of buyers and sellers to dance. The shareholder value creation and terminal strategic value following round 1 proved questionable. Electric deregulation stumbled and then ground to a halt, thus negating the strategic purpose of many of the mergers. In addition, most synergies projected generally proved optimistic or savings achieved were forced to eventually be given back to customers, trading proved to be a risky and unprofitable business, arbitrage opportunities between electric and gas proved optimistic, and the ability to offer multiple utility services became less beneficial. We do note that shareholders of many of the acquired companies received a premium to the previous day’s trading price but returns were mediocre following the initial move through consummation and thereafter. If the first round of mergers proved to be “less-than-successful”, why would the industry go through another round? A considerable time period has passed since the bell sounded in Merger Mania Round 1, and mistakes made may have been forgotten or new players are in place. Many companies that have spent the last couple of years repairing their financial conditions following unsuccessful pursuits of the nonregulated fads of the late 1990’s have generally been repaired and are looking for new challenges. Ambitious management teams are generally not content to “sit around and earn their allowed returns” and given the lack of non-regulated growth opportunities, mergers offer at least the hope of some above-average earnings growth potential. The electric utility sector has long been one of a “lemming mentality.” Examples include diversification strategies of the 1980s, merger mania in the 1990s, acquisition of U.K. and Australian utilities, divestiture of U.K. and Australian utilities, telecom build-out, telecom phase-out, power plant build and boom, power plant bust and divestiture, and more recently back-to-the-basics strategy. Our experience leads us to believe that when the larger and currently “in vogue” utilities march down a different path, they are soon followed by many others. Given that three of the more respected names in the industry, Duke and CEO Paul Anderson, Exelon and Chairman-CEO John Rowe, and Berkshire Hathaway and Warren Buffet, have recently announced acquisitions, we believe others will soon follow.” — A.G. Edwards & Sons, Inc.

Process streamlined for pain-free budgeting

“Our goal is to make budgeting pain free this year,” says Nancy Hollkamp, manager of budgets. One way to help reach the goal is to streamline the process. This year, several process changes are being implemented that should make entering and reporting on the budget easier.

Instead of budgeting for two years, we will only be budgeting for one year. Nancy is often asked if this decision was made because of the pending Duke merger. “Actually, we made the decision to only budget for one year before we even heard about the merger,” she says.  Budgeting for a single year should make the whole process simpler for those entering the budget into the system.

Another process improvement involves budgeting for transportation. In years past, we have had as many as 38 different vehicle classes. “This year we have worked hard to streamline things and we have narrowed the number of vehicle classes to seven,” explained Nancy. This reduction will make budgeting simpler and will actually enhance performance of the system. By reducing the number of members in a dimension, the system can physically access data more quickly.

If you have questions or comments concerning the upcoming budget, contact your BU Financial Coordinator.

In coming weeks, a series of articles in Cinergy Now will explain important budget guidelines and decisions. Be sure to check here weekly to learn more about this year’s process.

Is Cinergy.com for the birds? You betcha!

Anyone wanting to get a bird’s eye view of the Peregrine Falcons at Miami Fort Station can now see them on the Caring For Our Wildlife page of Cinergy.com. This page includes not only a fine collection of photos, but a link to a video clip of the banding of the three babies done by the Ohio Department of Natural Resources (ODNR) on May 10.

Kevin Moore, Customer Care Services, who developed this new site, sends special thanks to everyone who work with him to make this web site happen: Gary Hutcheson, Business Solutions, and Brian Kennedy, Creative Services, for developing the video; Greg Southerland, Creative Services, for taking the still photos of the falcons; Chris Mader, New Media, for providing Web page support; Kathy Meinke, Corporate Communications, and Jeff Sullivan, Power Services, for coordinating the banding event.

Saluting our 2005 graduates

It’s time to pay tribute to the Cinergy employees who are members of the graduating class of 2005.  Congratulations to each and every one of them.

Click Here to see our special salute.

Memorial Day tribute to our veterans

With Memorial Day being celebrated this week, it’s only fitting that we pay tribute to Cinergy employees and retirees who have served in our armed forces. We thank all of you for doing your part to defend our country.

To view the tribute, go to this link.

Please be patient; the tribute may take a minute to download.

Representative Behning speaks to Grasssroots

Representative Robert Behning, who represents a portion of Hendricks County, provided a 2005 legislative wrap-up during a “Popcorn & Politics” event held recently in the PSI Auditorium.  PSI lobbyist and General Manager of Indiana Government Affairs Julie Griffith also participated in the presentation.

About 30 employees, Grassroots members, and even a couple of noted retirees, attended to listen and ask questions (and eat a little popcorn!).  Rep. Behning helped explain the process surrounding recent decisions regarding daylight saving time, the Colts stadium (including the possible impact on the food and beverage tax in Hendricks Co.), and education issues.  He also noted the importance of personal contacts from constituents regarding issues of concern for them noting that it only takes a handful of letters to get an elected official’s attention.  Rep. Behning is chair of the Education Committee in the House and also serves on the Utilities and Energy Committee.  Julie Griffith relayed information regarding two bills that passed during the session that were of particular interest to Cinergy/PSI dealing with premises liability and the construction of IGCC facilities in the state.  The program was sponsored by Cinergy Grassroots and if you would like information on membership in Grassroots please contact Debbie Proctor or go to this link.

Donate items now for UW East silent auction

The Cinergy East United Way steering committee is starting to prepare for this year’s silent auction, and they need your help. Last year, the silent auction successfully and raised over $40,000. You and your department can be a part of this successful United Way fundraiser by donating an item or service to be auctioned.

Although our campaign will be focused on increased employee participation through pledges and direct contribution from employees, the Silent Auction is a great event and one that we know our employees look forward to.

Among last year’s most popular auction items were  vacation opportunities, Bengals and Reds tickets, golf outings, lunches and special events with members of upper management, King’s Island family passes, and more.

Please donate your items by Sept. 1. Items will be listed on our internal United Way web site (to be announced soon). Bidding on this year’s items will run Oct. 3-11, with the items being auctioned in an eBay type of format as in past auctions. All Cinergy employees will be eligible to bid on all items. All donated items are tax deductible, and all proceeds will go to the United Way of Greater Cincinnati.

Thanks in advance for helping to make this year’s United Way  campaign a success. For more information or to donate an auction item, contact Laura Mate at 287-2594.

Cinergy Solutions of Rochester keeps on giving

Trigen-Cinergy Solutions of Rochester (at Kodak Park) had another successful United Way Campaign for 2005.

Although the campaign goal for 2005 was $17,468, TCS of Rochester exceeded that goal with employees pledging $17,779.  In addition, employee participation increased this year by 3 percent. This year’s 2005 TCS Campaign Coordinator was Rachel Santevecchi.

TCS of Rochester also participated in the 2005 United Way Day of Caring on April 29. The Day of Caring enables Rochester organizations and their employees to develop volunteer teams within their organizations which are assigned to numerous community sites to perform a variety of tasks and assignments for the day. There were a total of 27,000 volunteers from local Rochester area organizations.  According to the Rochester United Way Chapter, it is the largest group of volunteers for the Day of Caring in the nation. This continues to demonstrate how Rochester volunteers continue to reach out and give back to the community.

This year, TCS of Rochester was assigned to the Heritage Christian Home. A team of 14 volunteers spent the day landscaping, deck painting, and tree cutting on the property.

The TCS of Rochester team included: ( L-R) Mark Wahl, Craig Clark, Gene Morreale, Kevin Hooker, Peter Kutzer, Kyle Smith, Norm Ainsworth, Jill Wood-Helberg, Sue Campbell, Tom Vary, Don Burns, and Larry Showers. Seated in front are Donata Sands and Rachel Santevecchi.

Expedia Corporate Travel for business users only

A number of employees have begun using Expedia Corporate Travel not only to arrange business transportation, but also for personal/family trips.

“Booking personal travel on the corporate site can complicate the travel data that is collected behind the scenes,” says Susie Duncan, lead analyst, Business Solutions. “This data is used for management reporting, so intermixing business and personal travel can be misleading on how much departments are spending on corporate travel expenses.”

Expedia Corporate Travel is an agency devoted to business travelers only. Please use Expedia.com or the agency of your choice when making personal travel arrangement.

Plainfield Audix system to be out briefly

Plainfield’s Audix system will be down for routine maintenance beginning at 7 p.m. Monday evening, June 6. The outage should last about an hour.

Please call Becky Mendenhall, 838-1171, with questions or concerns.

Cinergylivewell.com — a new tool for your health and well-being

Tip to live well . . .

Looking for a quick afternoon snack but don’t want to rely on the vending machine?

The middle of the afternoon often becomes the “I wish I could take a nap time,” the reason may be that your body needs some energy.  Spacing meals three to four hours apart makes it easier to stay energized throughout the day; an afternoon snack is often the key to making it through.  Instead of grabbing whatever is available, try some of these snack ideas:

•                  Micro waved low-fat popcorn

•                  Saltine or whole wheat crackers with peanut butter

•                  Fresh fruits, either plain or with cheese

•                  One half of a whole wheat bagel topped with peanut butter or hummus

•                  One cup of low-fat yogurt with two tablespoons whole grain cereal

•                  Carrot and pepper strips with low-fat salad dressing

•                  Sunflower or pumpkin seeds

•                  Mixed nuts and dried fruit

•                  A fresh fruit yogurt smoothie

Remember, snacking from a bag or box always results in overeating.  Keep snack portions small by placing the food on a plate and eating slowly.  Check out www.Cinergylivewell.com for your health and well-being.

industry news

The items below are presented to indicate what is being printed about transactions, our company, and our industry, and what the public is reading. Cinergy does not necessarily endorse the views presented.

Shaw Group, Alstom to install scrubbers at Duke Energy plant

Duke Energy awarded a $500-million contract to insert scrubbers at its coal-fired Bellows Creek plant to Shaw Group and Alstom, Dow Jones Newswires reported.

The scrubbers, which Shaw claimed will reduce SO2 emissions by as much as 95 percent, are expected to be operational in 2008. Shaw and Alstom already are installing scrubbers at Duke Energy’s Marshall Steam Station. (Dow Jones Newswires, May 31)

FERC approves NiSource terms for supplying power to NIPSCO

NiSource received FERC approval of its proposed terms for supplying intermediate dispatchable power to subsidiary Northern Indiana Public Service. The utility still needs Indiana Utility Regulatory Commission approval in order to begin supplying the 230 MW of power, which would come from NiSource’s Whiting Clean Energy plant.

NiSource President Robert C. Skaggs Jr. said: “The Whiting Clean Energy plant will be able to provide flexible, reliable and competitively priced power necessary to meet regional capacity and reliability requirements, once IURC approval is received. The Whiting Clean Energy plant is well positioned to sell power in what we believe will be an improved Midwest market for wholesale electricity this summer.” (NiSource News Release, May 31)

Heritage Foundation: energy bill now in Senate’s hands for resolution

Ben Lieberman, senior policy analyst in the Thomas A. Roe Institute for Economic Policy Studies at the Heritage Foundation, discussed steps the Senate should take to pass an acceptable version of the comprehensive energy bill in a commentary published on the Heritage Foundation’s Web site. Two improvements the Senate could make would be to offer a “clean repeal” of PUHCA, and to provide coastal states with an opt-out of the federal moratorium on off-shore gas and oil exploration.

Wrote Lieberman: “Although there is debate about the extent of PUHCA’s impact, there is reason to believe it is part of the reason that the electric grid is not in better condition to meet America ‘s growing electricity needs. The House version of the energy bill repeals PUHCA entirely - a positive step for those who want to see greater investments in the grid to help alleviate bottlenecks and reduce the likelihood of blackouts. Unfortunately, the Senate has decided to tie PUHCA repeal to enhanced Federal Energy Regulatory Commission oversight of electric utility mergers.”

While the House energy bill offers coastal states financial rewards from federal leasing revenues, Lieberman said the Senate should allow states to make the decision on whether they want gas and oil exploration off their coasts. Wrote Lieberman: “This would be a step in the right direction towards a pro-energy policy.”  (Heritage Foundation, May 31)

Motley Fool: investors should take note of possible PUHCA demise

Nathan Parmele of the Motley Fool.com wrote in a commentary published Tuesday that investors in the energy industry should pay attention if the Public Utilities Holding Company Act is repealed. “Last week the Senate Energy Committee passed a bill that would repeal PUHCA and transfer some of the act’s authority to the Federal Energy Regulatory Commission. As hard as it might be, forget for a moment that energy policy is less exciting than watching grass grow, and consider that a change to PUHCA is a material event for both income investors and the investment community at large.”

If PUHCA does disappear, potential utility mergers, such as the proposed marriage of Duke Energy and Cinergy, may be easier. Parmele wrote: “In the proposed PUHCA-free world, Duke would only need to petition FERC for approval of its merger; FERC would determine the merger’s competitive merits and review pricing. In addition, it’s quite likely that Duke would be able to retain its real estate subsidiary, Crescent Resources.”

PUHCA may never disappear and, if it does, it won’t happen overnight but investors should keep an eye on the process, Parmele wrote. “It’s clear, however, that substantial reform would change the investing outlook in the utility industry in both the near and long term. Investors should pay close attention.”  (Motley Fool.com, May 31)

Midwest expected to have enough power to get through summer

New standby power plants should help to ensure that the Midwest can generate enough electricity this summer, the Toledo Blade reported. PJM Interconnection said that it expects to have the capacity to meet energy demands in the grid it manages in Ohio, Michigan, and 11 other states. NERC expects peak demand for electricity in the Midwest to be up 9 percent from last year.

FirstEnergy has until Wednesday to comply with a request from NERC to install more than three dozen devices in Ohio and Pennsylvania that would cut power to some customers to prevent a major blackout.

“We would have a small outage as opposed to a big one,” said FirstEnergy spokeswoman Ellen Raines in the Toledo Blade. “These are a last resort and we hope we never have to use them.” FirstEnergy is planning on spending about $1 million this year on projects to improve its reliability.  (Toledo Blade, May 26)

McCain, Lieberman add technologies provision to climate change bill

Sens. John McCain, R-Ariz., and Joseph Lieberman, D-Conn., have added a technologies provision to their Climate Stewardship Act of 2005, Lieberman announced in a news release. Lieberman said: “We face an urgent and complex challenge - cutting emissions of climate-changing gases like CO2 while growing our economy. Every technology, every innovation has to be on the table so that the market can choose the best ideas and inventions. Senator McCain and I have developed a bill that shuns picking winners and losers between and among different technologies - we want the market to do that. Instead, our bill would create a system that puts every technological option on the menu to ensure that there will be viable low greenhouse gas emitting products and energy services available to face the challenge of climate change.”

The Lieberman release stated: “The technology provision, which will be added as Title IV to the Climate Stewardship Act of 2005, would use the financial resources generated by the emissions trading program that the legislation creates to provide incentives for the development of a variety of alternatives to conventional fossil fuel power production.”

McCain said: “This new title, when combined with the ‘cap and trade’ provisions of the previously introduced bill, will promote the commercialization of technologies that can significantly reduce greenhouse gas emissions, mitigate the impacts of climate change, and increase the nation’s energy independence. And, it will help to keep America at the cutting edge of innovation where the jobs and trade opportunities of the new economy are to be found.”  (Sen. Joseph I. Lieberman, D-Conn., News Release, May 26)

Have questions about anything?

The iPeople Center is available to answer any questions you may have. The HR specialists are available Monday through Friday from 7:30 a.m. until 5 p.m. Eastern Time.  You can reach them at the following numbers:  287-3333, toll free at 1-866-466-6947, or for the hearing impaired/TDD 1-800-750-0750.

Forward-looking statement:

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange

Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at www.duke-energy.com/investors and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.